Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission FIle No.: 333-104751)

On August 6, 2003, Smith & Nephew released the following.

Group Headquarters	T 44 0 207 401 7476	[LOGO OF Smith & Nephew]
Smith & Newpher plc	F 44 0 207 960 2350
15 Adam Street	www.smith-nephew.com
London WC2N 6LA
England

6 August 2003

SMITH & NEPHEW

NO INCREASED OFFERS FOR CENTERPULSE AND INCENTIVE

Smith & Nephew has completed a detailed review of the options in relation to its bids for Centerpulse AG and its largest shareholder, InCentive Capital AG. After careful consideration, Smith & Nephew has decided that it is not in the best interests of its shareholders to submit increased offers for Centerpulse and InCentive Capital.

Smith & Nephew’s existing offers for Centerpulse and InCentive Capital remain open until 27 August 2003, in accordance with the timetable established by the Swiss Takeover Board.

Chief Executive Sir Christopher O’Donnell commented: “Smith & Nephew is a disciplined buyer. The basic premise of every acquisition we undertake is that it must create value for our shareholders. Our review of the circumstances did not identify enough value for a revised offer.

“Our half-year results last week demonstrated the strength of Smith & Nephew. We are well placed to continue our strong track record of growth and we remain confident of further good progress from each of our businesses.”

Enquiries

Angie Craig	Tel: +44 (0) 20 7401 7646
Smith & Nephew

David Yates	Tel: +44 (0) 20 7831 3113
Financial Dynamics

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com

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